August 17, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ADiTx Therapeutics, Inc. Amendment No. 4 to Offering Statement on Form 1-A Filed on August 7, 2018 File No. 024-10825

Ladies and Gentlemen:

This letter sets forth the responses of ADiTx Therapeutics, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning Amendment No. 4 to the Company’s Offering Statement on Form 1-A (File No. 024-10825) filed with the Commission on August 7, 2018 (the “Amended Offering Statement”).

References in the text of the responses herein to captions and page numbers are to Amendment No. 5 to the Company’s Form 1-A (the “Fifth Amended Offering Statement”), which is being filed herewith.

Offering Statement on Form 1-A

General

QUESTION: We note the disclosure that you will not consummate the offering if your common stock is not listed on the Nasdaq Capital Market. Please clarify if you are applying to have the Units listed as well. Please also explain when shareholders are able to separately trade the common stock and warrants included in the Units.

RESPONSE: We have included additional disclosure throughout the Fifth Amended Offering Statement to clarify that we will not apply to list the Units on the Nasdaq Capital Market (“NASDAQ”). We have only applied to list our common stock on NASDAQ. Purchasers in the offering will be able to trade our common stock upon approval of our listing application by NASDAQ. We have also included disclosure indicating that the Common Stock and Warrants will be separately transferable immediately.

ADiTx Therapeutics, Inc.
11161 Anderson St., Suite 105-10014 Loma Linda, CA 92354
www.aditxt.com

Summary

Best Efforts

QUESTION: Please clarify here that he Underwriter is offering the Units on a best efforts basis, or advise.

RESPONSE: The offering is being made on a best efforts basis by the Underwriter. We direct the Staff to “THE OFFERING” section included on page 8 under the “SUMMARY” section of the Fifth Amended Offering Statement where we state clearly that the offering is being made on a best efforts basis.

Very truly yours,

/s/ AMRO ALBANNA

Amro Albanna
Chief Executive Officer

Cc:	Richard A. Friedman
Sheppard, Mullin, Richter & Hampton LLP

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